H. Lundbeck A/S

9 Ottiliavej DK-2500 Valby
Copenhagen Denmark

Tel +45 3630 1511
Fax +45 3630 4429

E-mail ghu@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

02028740

Date 22 April 2002

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SEC MAIL PROCESSING
RECEIVED
APR 30 2002
WASH. D.C. 164 SECTION

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose Stock Exchange information and Press Releases from November 2001 to April 2002 included, as required under *Filing Requirements Under Rule 12g3-2(b.*

Enclosed you will also find two copies of H. Lundbeck A/S' Annual Report 2001.

The adjusted Articles will be forwarded to you without delay after translation.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours sincerely

Hans Henrik Munch-Jensen
Senior Vice President
Corporate Finance & Communications/IR

On 9 April 2002 H. Lundbeck A/S Annual General Meeting was held at SAS Radisson

TO A FRIEND

Release number: 65 **Release date: 09-04-2002**

At the General Meeting the audited annual accounts and the consolidated annual accounts were approved and discharge was granted to the Supervisory Board and the Board of Management. The General Assembly approved the Supervisory Boards proposal for distribution of profit with DKK 1.14 per share.

Arne V. Jensen (chairman), Lars Bruhn (deputy chairman), Flemming Lindeløv, Sven Dyrløv Madsen and Peter Kürstein-Jensen were all re-elected as members of the Supervisory Board. Ole Steen Andersen was elected as new member of the Supervisory Board as Bent Jakobsen retired as a consequence of the age limit set out in the Companys Articles of Association.

Deloitte & Touche, Statsautoriseret Revisionsaktieselskab, and Grant Thornton, Statsautoriseret Revisionsaktieselskab (the former Grothen & Perregaard, Statsautoriseret Revisionsaktieselskab), were re-elected as auditors for the Company.

The General Assembly authorised the Supervisory Board to let the Company purchase own shares, cf. S 48 in the (Danish) Companies Act. The authorisation will be in force until the next Annual General Meeting and authorises the purchase of own shares at a nominal value of up to 10 per cent of the companys share capital, provided that the price of the shares at the time of purchase does not deviate more than 10 per cent from the latest official quotation at the Stock Exchange.

Furthermore, the General Assembly approved the proposal from the Supervisory Board to amend the Articles of Association to the effect that the Annual General Meeting shall take place before the expiry of the month of April whereby proposals for the Annual General Meeting from the shareholders to be included on the agenda must be received in the Companys offices no later than on the 15th February.

Finally, the Supervisory Boards proposal to increase the authorisation for the Supervisory Board to increase the share capital in the period until the 28th April 2004 in connection with the issue of new shares for the employees without pre-emptive rights for the existing shareholders as set out in the Articles, from DKK 4,496,500 to DKK 7,500,000 was adopted.

There being no further items on the agenda the Chairman proclaimed the Annual General Meeting closed.

The Supervisory Board

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

◁ Releases

that proposals shall be forwarded to the Companys offices no later than on the 15th February.

c. Proposal from the Supervisory Board to increase the authorisation granted to the Supervisory Board to increase the share capital in the period until the 28th April 2004 in connection with the issue of new shares to employees without pre-emptive rights for existing shareholders according to Article 4.2 of the Articles of Association to DKK 7,500,000.

7. Any other business.

According to Article 10.2 of the Companys Articles of Association, cf. S 78 of the Danish Companies Act, the adoption of the amendments of the Articles of Association mentioned under items 6 b and c requires a minimum of 2/3 of the votes cast and of the voting stock represented at the General Meeting voting in favour thereof.

The agenda, all proposals, the annual accounts, the auditors report and the consolidated annual accounts will be available for the shareholders inspection 8 days prior to the General Meeting at the Companys offices at Ottiliavej 9, 2500 Valby.

Admission card including voting paper for the annual general meeting may be ordered against proper identification (VP-reference number) from

Danske Bank, Aktiebog
Phone +45 4339 2885

Or at the address: www.lundbeck.com alternatively
www.danskebank.dk/gflundbeck

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

◁ Releases

Notification of Ordinary General Meeting 2002 for H. Lundbeck A/S

Release number: 64 **Release date: 22-03-2002**

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TO A FRIEND

In accordance with the Articles of Association §8 the Supervisory Board of H. Lundbeck A/S hereby convenes Ordinary General Meeting to take place on Tuesday 9 April 2002 at 4.00 pm.

The meeting address is:

Radisson SAS Falconer Center
Falkoner Allé 9
2000 Frederiksberg
Denmark

Agenda for the meeting:

1. Report from the Supervisory Board on the activities of the Company during the previous year.
2. Presentation of the audited annual accounts and consolidated annual accounts for approval and the granting of discharge to the Supervisory Board and the Board of Management.
3. Resolution on the distribution of profit or loss upon proposal from the Supervisory Board.
4. Election of Members of the Supervisory Board. The Supervisory Board proposes election of Ole Steen Andersen, Executive Vice President, CFO, to replace Bent Jakobsen who will retire due to age and further re-election of the remaining Board Members.
5. Election of auditors of the Company. The Supervisory Board proposes re-election of Grant Thornton, Statsautoriseret Revisionsaktieselskab (the former Grothen & Perregaard, Statsautoriseret Revisionsaktieselskab) and re-election of Deloitte & Touche.
6. Proposals from the shareholders and from the Supervisory Board.
   a. Own Shares
   Proposal from the Supervisory Board for the General Assembly to authorise the Company to acquire own shares, cf. the Danish Companies Act, S 48. It is proposed to let the authorisation remain in force until the next Annual General Meeting and to authorise the acquisition of own shares at a nominal value of up to 10 percent of the Companys share capital, provided the price of the shares at the time of purchase does not deviate more than 10 percent from the most recent listed price at the stock exchange.

   b.Amendment of Article 8.2 of the Articles of Association.
   The Supervisory Board proposes an amendment of Article 8.2 of the Articles of Association to the effect that the Annual General Meeting shall take place before the expiry of April pursuant to S 138 of the Danish Company Accounts Act now in force. Furthermore, it is proposed to amend the deadline for shareholders filing of proposals to the effect

Cipralex effective in treating generalised anxiety, social anxiety and panic disorders

TO A FRIEND

Release number: 63 **Release date: 20-03-2002**

Results from three clinical studies on Cipralex® for the treatment of different anxiety disorders were presented today at the annual meeting of the Anxiety Disorders Association of America (ADAA) in Austin, Texas, USA.

The results of one clinical study showed that Cipralex® significantly reduced anxiety in patients with generalised anxiety disorder (GAD) when compared with placebo. At the same time results were presented at the meeting showing that Cipralex® in another study significantly reduced panic symptoms in patients with panic disorder when compared with placebo. In the third study Cipralex® significantly improved symptoms in patients with social anxiety disorder (SAD) compared to placebo.

I am satisfied with the results from the studies presented at the ADAA conference. This shows that Cipralex® has capabilities which may lead to a broader use than with citalopram, for instance in the treatment of generalised anxiety disorders and social anxiety disorders, for which citalopram today is not approved, says Claus Braestrup, Executive Vice President, Research & Development.

Cipralex and Generalised Anxiety Disorder (GAD)

At the ADAA meeting, Duke University researchers presented clinical study results that show Cipralex® significantly reduced anxiety symptoms in patients with generalised anxiety disorder when compared with placebo. In the double blind, placebo-controlled study, 257 patients with GAD participated in an 8 week treatment period with either placebo or Cipralex® following a one-week, single-blind placebo period. Patients were 18 to 80 years of age.

Measured by the primary evaluation tool, Hamilton Anxiety Scale (HAMA) Cipralex® significantly improved anxiety symptoms relative to placebo treatment. Cipralex® also showed significant effect when measured by secondary evaluation tools. Patients treated with Cipralex® also experienced improvement in quality of life measured by the Quality of Life Questionnaire. Cipralex® was also well tolerated; the most common adverse events reported in Cipralex® patients were headache, nausea and insomnia.

GAD is characterized by excessive anxiety and worry about very common situations in daily life, for instance going to work or school. It is difficult for the patient to control their worries.

Cipralex® and Panic Disorder (PA)

Researchers from the University of California, San Diego, presented at the conference results from a study, which showed that, when compared to placebo, Cipralex® significantly reduced symptoms on many different scales.

In the randomised, double blind, placebo-controlled, multi centre study, 247 patients received either placebo or Cipralex® for 10 weeks following a two-week, single blind, placebo period. Patients, ranging from 18 to 80 years old, had been diagnosed with panic disorder with or without agoraphobia (phobic anxiety of going about alone or being in large, open places).

The patients treated with Cipralex® experienced a significant improvement in their overall status and especially in quality of life as measured by the Modified Sheehan Panic and Anticipatory Anxiety Scale, the Panic and Agoraphobia Scale as well as HAMA, CGI, Patient Global Evaluation, and the Quality of Life Questionnaire. In the study, Cipralex® was well tolerated; the rate of discontinuation due to adverse events was comparable in both the Cipralex® and placebo groups. The most common adverse events reported by Cipralex® treated patients were headache, nausea and insomnia.

Panic disorder is an anxiety disorder characterised by panic attacks, which are brief episodes of intense fear accompanied by multiple physical symptoms such as violent heart beating, heavy perspiring, tremor, shortness of breath, feeling of strangulation, a weight on the chest, nausea, dizziness, sense of unreality and fear of dying. These attacks happen repeatedly and unexpectedly in the absence of any external threat or other mental disorder. About 2.4 million American adults between the ages of 18 and 54 have panic disorder in any given year. Women are twice as likely to suffer from panic disorder as men. Panic disorder can occur with other anxiety disorders, depressive disorders, or substance abuse.

Cipralex and Social Anxiety Disorder (SAD)
In a third study presented at the ADAA meeting, researchers from the University Hospital of Vienna reported that Cipralex® demonstrated a significant improvement relative to placebo in treatment of social anxiety disorder.

Following a one-week, single blind placebo period, 358 patients with social anxiety disorder were randomised to 12 weeks treatment with either Cipralex® or placebo. With flexible dosing patients could, if needed, be titrated to higher doses after four, six or eight weeks of treatment. Cipralex® was also well tolerated by patients in the study. The most common adverse events reported by patients treated with Cipralex® were headache, nausea and insomnia.

Patients treated with Cipralex® showed a significant improvement relative to placebo based on the primary measurement tool, the Liebowitz Social Anxiety Scale (LSAS), which measures a patients level of fear and avoidance of performance and/or social situations. Significantly higher effect was also reached with Cipralex® compared to placebo on the secondary assessments, the CGI-S and CGI-I scales, which indicates the severity of a patients status and the improvement of this status, as well as two of three items on the Sheehan Disability Scale (SDS), which indicate how the patient handles basic everyday life activities, such as work and family life.

Social anxiety disorder is anxiety and fear of new and unknown events, involving contact with other people. People suffering from social anxiety disorder are afraid of acting wrongly or of having an anxiety attack, as this would be embarrassing and humiliating. People therefore avoid exposing themselves to these situations and isolates themselves from the world. Social

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TO A FRIEND

Announcement of results for the year ended 31 December 2001

Release number: 62 **Release date: 05-03-2002**

The Supervisory Board of H. Lundbeck A/S has today approved H. Lundbeck A/S's financial statements for 2001. Lundbeck had a very satisfactory year, the Group achieving its best-ever financial results. Both revenue and earnings exceeded the expectations expressed by the management in the 2000 Annual Report and are in line with those expressed at the presentation of the companys interim report on 14 August 2001.

Highlights from the financial statements are:

- Revenue rose by 36% to DKK 7,656 million compared to 2000.
- Profit from operations went up by 82% to DKK 1,826 million compared to 2000.
- Profit before tax and profit after tax and minority interest improved by 37% to DKK 1,905 million and by 33% to DKK 1,311 million respectively compared to 2000.
- Sales of Cipramil® improved by 31% to DKK 4,539 million compared to 2000.
- Income from sales of Celexa® in the USA rose by 44% to DKK 1,657 million compared to 2000.
- In 2001, Lundbeck started to supply escitalopram to Forest. Lundbecks income in 2001 totalled DKK 259 million
- As a result of increased net investments, including the purchase of Byk Gulden Lomberg Chemische Fabrik GmbHs share of the jointly owned company Lundbeck GmbH & Co., the free cash flow dropped from DKK 170 million in 2000 to DKK -341 million in 2001.
- The Supervisory Board recommends to the Annual General Meeting on 9 April 2002 that dividend in the amount of DKK 1.14 per share, or DKK 263 million, be paid.
- To retain and attract key employees to the company Lundbecks Supervisory Board decided at its meeting on 5 March to introduce an option plan.

The company expects continued positive development in both revenue and earnings in 2002. Revenue is expected to rise by 10-12% compared to 2001, while profit from operations is expected to rise by 12-15% compared to 2001.

Financial highlights and ratios from the consolidated financial statements for the year ended 31 December 2001 (audited)

(DKKm)	2001	2000	1999	1998	1997	Change in %

						2000-2001
Key figures						
Revenue	7,656	5,623	3,991	3,200	2,639	36%
Research and development costs	1,541	1,416	824	619	433	9%
Profit from operations	1,826	1,004	664	353	417	82%
Finance income, net	79	386	239	68	-3	-80%
Profit before tax	1,905	1,390	902	421	414	37%
Profit after tax	1,323	996	655	298	281	33%
Net profit for the year	1,311	985	655	292	278	33%
Total assets	7,966	6,783	4,639	2,987	2,756	17%
Capital and reserves	4,742	3,757	2,911	1,787	1,530	26%
Cash flow from operating and investing activities	-341	170	375	414	226	-301%
Investments in tangible and intangible assets, gross	1,883	952	375	272	188	98%
Average number of employees	3,560	3,002	2,653	2,286	2,003	19%
Financial ratios						
Earnings per share (EPS) (DKK)	5.63	4.22	2.88	1.32	1.26	33%
Proposed dividend per share (DKK)	1.14	0.86	0.56	0.20	0.16	33%
Cash flow per share (DKK)	7.31	4.95	3.68	3.08	1.84	48%
Net asset value per share (DKK)	20.34	16.12	12.49	8.09	6.93	26%
Net profit ratio (%)	23.9	17.9	16.6	11.0	15.8	34%
Return on assets (%)	47.8	43.0	42.2	24.9	26.3	11%
Return on equity (%)	30.9	29.5	28.1	17.6	20.0	4%
Solvency ratio (%)	59.5	55.4	62.8	59.8	55.5	7%

* Financial ratios are calculated according to the Danish Association of Financial Analysts' "Recommendations & Ratios 1997" (4th rev. edition).

Report
Revenue and profit
Lundbeck had a very satisfactory year, the Group achieving its best-ever financial results. Both revenue and earnings exceeded the expectations expressed by the management in the 2000 Annual Report and are in line with those expressed at the presentation of the companys interim report on 14 August 2001.

Cipralex® approved in Sweden
On 10 December 2001, the Swedish health authorities approved Lundbecks coming drug Cipralex® for treatment of depression and panic disorder. The approval was granted on the basis of an application for registration submitted by the company on 6 February 2001.

The European approval will be based on the mutual recognition process with Sweden as reference country. Lundbeck expects to receive the European approval of Cipralex® before the end of the first half of 2002.

In connection with the coming launch of Cipralex®, Lundbeck has greatly enlarged its sales force in Europe, bringing the number of sales representatives up to 1800 at the end of 2001. With this, Lundbeck matches the detailing resources of its competitors and, in the managements opinion, stands extremely well equipped for the coming launch of Cipralex®.

Generic competition on the way
The question of the expiry of the patent on the companys leading drug Cipramil® was already debated in connection with the listing of the company in June 1999.

From the beginning of January 2002, citalopram will no longer have any form of compound patent protection in Europe, whereas it is protected in the USA until the end of 2004. In Europe, citalopram is still protected by a number of process patents relating to the production of the product. At the end of 2001, there were no sales of generic citalopram in the main European markets.

Citalopram is protected via a number of process patents against generic competition beyond the date of expiry of the compound patent.

In a situation in which the compound patent on a product like citalopram expires, a number of companies will attempt in one way or another to circumvent Lundbeck's rights with a view to marketing and selling generic products of citalopram.
It is Lundbeck's policy to bring and pursue all such attempts before the courts.

Suspension of Serdolect® lifted
The Groups drug for treatment of schizophrenia, Serdolect®, was suspended in 1998, when concerns were raised about the products safety profile. On 19 October 2001, the European Committee for Proprietary Medicinal Products (CPMP) recommended the European Commission to revoke the suspension of Serdolect® on the basis of supplementary data, all substantiating the safety of Serdolect®.

In connection with the withdrawal of the suspension, Lundbeck has agreed to carry out a post-marketing study. The company expects Serdolect® to be available for ordinary prescription and use at the end of 2003.

Serdolect® is not only an effective drug for treatment of schizophrenia but is also free of many of the side effects that normally occur during treatment with antipsychotics.

In the first half of 2002, Lundbeck will contact the US health authorities with

a view to investigating the conditions for approval of Serdolect® on the US market.

Co-operation agreements concluded and ended
In February 2001, Lundbeck entered into a co-operation agreement with the Israeli company Teva Pharmaceutical Industries Ltd. on development and commercialisation of an oral formulation of Copaxone® for treatment of multiple sclerosis.

In June 1999, Lundbeck signed a research and development agreement with the Canadian biotechnology company Neurochem. In connection with the agreement, Lundbeck acquired the global rights to the drug candidate NC531, a compound for treatment of Alzheimers disease. Following preclinical pharmacological studies, Lundbeck terminated the agreement with Neurochem in October 2001.

Development of siramesine stopped
Due to difficulties in connection with the formulation of the compound siramesine, Lundbeck has decided to discontinue the development of this drug candidate for treatment of anxiety. See the updated development portfolio in the document enclosed with this announcement.

Geographical expansion
In 2001, Lundbeck restructured its subsidiary organisation, gathering the subsidiaries into regions. The largest subsidiaries are still reporting to the Group management.

The regional offices are responsible for co-ordinating and rationalising the countries activities in the regions.

The regional office for Northern Europe, which is based in Lund in Sweden, comprises Denmark, Norway, Sweden, Finland, Ireland and the Netherlands.

The regional office for Central and Eastern Europe, which is based in Vienna in Austria, comprises: Estonia, Latvia, Lithuania, Poland, Slovakia, the Czech Republic, Hungary, Slovenia, Croatia, Bulgaria, Ukraine and Russia.

The regional office for Southern Europe, which is based in Rome in Italy, comprises Italy, Spain, Greece, Turkey and Portugal.

The regional office for Canada and Latin America, which is based in Rio de Janeiro in Brazil, comprises: Canada, Mexico, Central America, Venezuela, Uruguay, Peru, Brazil, Argentina and Chile.

The regional office for Japan and Korea, which is based in Tokyo in Japan, comprises Japan and Korea.

The regional office for China and South East Asia, which is based in Hong Kong, comprises: China, Hong Kong, Taiwan, Vietnam, Thailand, Malaysia, Singapore, Indonesia, the Philippines and Brunei.

Regional co-ordination of the countries' sales and marketing activities enables Lundbeck to make more effective use than previously of the synergies both cultural and economic arising from co-ordination across the region concerned. The company believes that the new structure is an important foundation for a

successful launch of Cipralex® and thus for the future growth of the company.

Employees
At the end of 2001, the number of full-time employees was 3,939, an increase of 759 compared to 2000.

At the listing in 1999, Lundbecks employees were offered the opportunity to buy shares in the company. It is Lundbeck intention to offer a similar share plan to all the Groups employees in 2002, too.

Corporate Governance
In continuation of the publication of the Nørby Committees report on Corporate Governance in Denmark, which made a number of recommendations concerning Corporate Governance, the Copenhagen Stock Exchange published a notice recommending listed companies to take a position on the recommendations of the Nørby Committee.

The Supervisory Board has followed the publication and the subsequent debate on the recommendations of the Nørby Committee with interest.

For several years Corporate Governance has been the subject of international discussion, and the Danish committees work and recommendations will be included in the Supervisory Boards regular discussions of Corporate Governance principles.

Events since the end of the financial year
On 2 January 2002, Lundbeck announced that the Swiss health authorities had approved Cipralex® and that the company expected to commence the launch during the 2nd quarter of 2002.

On 7 January 2002, Lundbeck announced that it had entered into a co-marketing agreement with the Italian company Recordati S.p.A. on the sale and marketing of Cipralex® in Italy.

On 18 February 2002, Lundbeck announced that the company had in-licensed certain rights to tissue protection technology from the US company, Warren Pharmaceuticals, Inc.

On 20 February 2002, Lundbeck announced that the CPMP had recommended the EU Commission to approve memantine for treatment of moderately severe to severe Alzheimer's disease.

Expectations for 2002
2002 will be a challenging year for Lundbeck. During it, the Group expects competition from generic citalopram in many markets.

2002 will also be the year in which Lundbeck will launch two new products Cipralex® for treatment of depression and panic disorder and Ebixa® (memantine) for treatment of moderately severe to severe Alzheimers disease.

The management expects generic citalopram to gain market shares, particularly in the European markets. However, the European countries differ considerably from each other with respect to the size of the market share that

generic citalopram is expected to gain.
The country in Europe where generic citalopram must be expected to have the biggest impact is the UK. There, Lundbeck expects that a substantial proportion of citalopram sales may be taken over by generic manufacturers.

In the Nordic and other North European markets, Lundbeck expects generic manufacturers to gain some share of the market.

In the South European markets Italy, Spain, Greece, Turkey, Portugal and, to some extent, France Lundbeck does not expect to encounter any significant generic competition.

Consequently, it will be in the South European markets and the markets in South America and Canada that the biggest growth in relation to 2001 will occur.

Citalopram is protected via a number of process patents against generic competition beyond the date of expiry of the compound patent. It is the policy of Lundbeck to defend its rights energetically, wherever they may be violated.

Lundbeck expects to introduce its new product Cipralex® for treatment of depression and panic disorder in a number of European markets in the first half of 2002. At the end of January 2002, Lundbecks strategic partner in the USA, Forest Laboratories, received a so-called approvable letter preliminary approval from the American health authorities (FDA). Lundbeck expects final American approval of Lexapro at the end of the first quarter of 2002. The launch on the US market is expected in mid 2002.

Cipralex® has shown significant clinical effect earlier than Cipramil®. Besides that, Cipralex® has a side-effect and interaction profile that is at least as attractive as that of Cipramil®.

The company believes that Cipralex® will gain a substantial share of the market. The management expects a considerable proportion of the patients now being treated with Cipramil® to be treated with Cipralex® in the future.

Lundbeck expects to introduce Ebixa® for treatment of moderately severe to severe Alzheimers disease in the second half of 2002. Ebixa® is the first drug to be approved for treatment of Alzheimers in the late and serious phases of the disease. The company does not expect Ebixa® to contribute significantly to revenue and earnings in the 2002 financial year, but does expect it to do so from and including the 2003 financial year.

On the basis of the foregoing the company expects continued positive development in both revenue and earnings in 2002. Revenue is expected to rise by 10-12% compared to 2001, while profit from operations is expected to rise by 12-15% compared to 2001.

Competition from generic citalopram could significantly affect the companys profit for 2002. Thus the timing of the launch of generic citalopram as well as the extent of generic competition may have a material effect on the revenue and profit for 2002.

New alliances, in-licensing agreements, purchase of technology etc and the

extent of generic competition could also significantly affect the results.

Board resolutions and proposals

H. Lundbeck A/S's Annual General Meeting will be held at the Radisson Falconer Hotel & Conference Center, Falkoner Allé 9, 2000 Frederiksberg on Tuesday, 9 April 2002 at 4pm.

The Supervisory Board recommends to the Annual General Meeting that a dividend of DKK 1.14 per share, or DKK 263 million, be paid. No dividend will be paid on the companys holding of treasury shares. The balance of the net profit of DKK 1,048 million will be transferred to reserves.

At the General Meeting the Supervisory Board will propose the following resolutions:

1. Resolution from the Supervisory Board proposing that the general meeting authorise the Supervisory Board to let the company acquire treasury shares, cf. section 48 of the Danish Companies Act. The authorisation is to apply for the period until the next annual general meeting and will authorise the Supervisory Board to acquire treasury shares with a nominal value of up to 10% of the companys share capital provided that the price of the shares at the time of purchase does not differ more than 10% from the most recently quoted market price.
2. Amendment of article 8.2 of the Articles of Association.The Supervisory Board proposes that Article 8.2 of the Articles of Association be amended so that the annual general meeting will be held before the end of April in accordance with section 138 of the current Danish Company Accounts Act. Further, it is proposed that the deadline for the submission of resolutions by shareholders be changed so that proposed resolutions must be submitted to the companys office not later than 15 February.
3. Resolution from the Supervisory Board proposing that the authorisation granted to the Supervisory Board in Article 4.2 of the Articles of Association to increase during the period until 28 April 2004 the share capital in connection with the issue of new shares for the benefit of the employees be increased to DKK 7,500,000 from 4,496,500 without any pre-emption right for former shareholders.

The Supervisory Board wishes to draw attention to the fact that resolutions to be proposed at the companys Annual General Meeting on 9 April 2002 must , in accordance with the company's current Articles of Association, be received by the company by 15 March at the latest.

Finally, the Supervisory Board wishes to thank Lundbecks management and employees for their tremendous efforts in 2001. It is not least thanks to the dedication of our many competent employees that we can today look back to 2001 with satisfaction while at the same time being confident that Lundbeck will also in future remain a successful business.

Financial Review

Changes in accounting policies

Lundbeck has implemented the International Accounting Standard IAS 39,

which became operative for the financial year beginning on 1 January 2001. The implementation of IAS 39 has resulted in a change of the accounting policies in the following areas:

- Treasury shares acquired to secure and fulfil share option plans and other share price based plans can no longer be classified as a hedging instrument and are therefore no longer included in the balance sheet as assets but are deducted under capital and reserves. Purchases and sales of treasury shares are now taken to capital and reserves.
- Similarly, the Groups obligations under share option plans and other share price based plans are no longer recognised in the balance sheet as provisions but have been added to capital and reserves at 1 January 2001 in order to reflect the financial relationship between these obligations and the companys holding of treasury shares purchased to secure and fulfil the plans. In future, payments under these plans will be shown under capital and reserves at the time of exercise.
- Income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to capital and reserves and on realisation of the hedged item transferred from capital and reserves for inclusion in the same item as the hedged item. Under the previous accounting policy deferred income and expenses were recorded in the balance sheet until realisation of the hedged item.

Capital and reserves at 1 January 2001 were down by DKK 66 million as a result of the above changes.

The effect of the changes in accounting policies reduced profit for the year before tax by DKK 6 million and increased profit for the year after tax by DKK 17 million. Capital and reserves at 31 December 2001 were reduced by DKK 101 million.

In accordance with IAS 39, the comparative figures are not restated.

Otherwise the accounting policies are consistent with those of last year.

Income statement
In 2001, too, Lundbeck achieved a record revenue and its best-ever profit from operations. The years growth was generated in a year when Lundbeck made substantial investments in the expansion of production, sales and marketing capacity to secure future growth.

The years growth in revenue and profit from operations is greater than expected at the beginning of the year and in line with the Groups growth targets for 2001 as announced on 14 August 2001 in connection with Lundbecks 2001 interim report.

The years growth	2001 DKKm	2000 DKKm	Increase %	Growth targets announced on 14	Growth targets announced on 6 March

				August 2001	2001
Revenue	7,656	5,623	36%	More than 35%	Approx. 30%
Profit from operations	1,826	1,004	82%	Approx. 80%	More than 50%

Revenue
Lundbecks revenue improved by 36% from DKK 5,623 million in 2000 to DKK 7,656 million in 2001.

The improvement in revenue of 36% was due to the continued growth of Cipramil® sales in Europe, Canada and Australia and in the USA in particular where Lundbecks royalty income from Forest Laboratories, Inc.s sales of Celexa® continues to rise.

In 2001, Lundbecks sales of Cipramil® outside the USA totalled DKK 4,539 million, an improvement of 31%. The improvement is especially due to growth in market shares in the major European markets the UK, France, Germany, Italy and Spain as well as Canada and Australia where increased sales and marketing efforts again resulted in sharply rising sales of Cipramil®.

In the USA, sales were also very encouraging in 2001. Forests sales of Celexa® totalled USD 981 million against USD 640 million in 2000. In 2001, Lundbecks income from sales of citalopram to Forest was DKK 1,657 million compared to DKK 1,152 million in 2000. At the end of 2001, Celexa® had a market share of 16.94% of new prescriptions and 16.10% of all prescriptions in the USA.

In 2001, Lundbeck started to supply escitalopram to Forest. Lundbecks income from bulk supplies for future sale amounted to DKK 259 million in 2001.

Sales of other antidepressants and antipsychotics were DKK 777 million in 2001, corresponding to a decline of 3%, or DKK 21 million, on 2000, which was fully in line with expectations.

Sales of other products improved by 95% from DKK 217 million in 2000 to DKK 424 million in 2001, due mainly to revenue generated by Lundbeck Pharmaceuticals, Italy S.p.A.

As a result of Lundbecks currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the companys foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 35 million (DKK 254 million in 2000) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect DKK -5 million (DKK 199 million in 2000) stems from the hedging of USD. The latter amount has been deducted

from income from sales of Celexa® and Lexapro (escitalopram).

At the end of 2001, forward exchange and option contracts had been entered into to hedge foreign currency cash flows in 2002, primarily in EUR and USD, equivalent to a value of approx. DKK 3.5 billion. Of this amount DKK 2.2 billion relates to hedging contracts. Deferred recognition of net exchange gains totalled DKK 25 million at 31 December 2001 against deferred recognition of exchange gains of DKK 66 million at 31 December 2000. As a result of the implementation of IAS 39, the amount is now included under capital and reserves.

If the exchange rates at the time of realisation of the underlying transaction of these hedging contracts are at the same level as at the end of 2001, the future income will be affected favourably by the mentioned amount of DKK 25 million.

Costs
Lundbecks total costs, exclusive of financial items and tax, were DKK 5,830 million in 2001, up 26% on 2000. The increase in costs was thus smaller than the increase in revenue. The greater part of the increase is higher selling and distribution costs as well as production costs.

Production costs totalled DKK 1,370 million, reflecting an increase of 23%. Thus production costs rose at a lower rate than revenue, generating an increase in the gross margin from 80.1% in 2000 to 82.1% in 2001. The rising gross margin mainly reflects a changed product mix. The increase in costs is due primarily to the continued expansion of production to meet the increase in demand for present and new products. In addition, production costs were adversely affected by the full-year effect of the purchase of Lundbeck Pharmaceuticals, Italy S.p.A., which took place in October 2000.

Distribution costs rose by 50% to DKK 1,912 million as a result of substantial investments in connection with the continued expansion of the sales force in the major European markets and in the emerging markets Canada, Australia and Turkey. Costs relating to the preparations for the launch of Cipralex® on Lundbecks own markets also contributed to the increase.

Administrative expenses went up by 27% to DKK 995 million as a result of the expansion of the capacity in sales subsidiaries and to a lesser extent as a result of the strengthening of central corporate functions.

Research and development costs rose by 9% to DKK 1,541 million, mainly reflecting the generally rising cost level of development projects as they move through the development process, including in particular the phase III study of Copaxone®. The substantial expansion and strengthening of Lundbecks own research and development organisation in 2001 also contributed to the increase. Research and development costs accounted for 20% of revenue in 2001 compared to 25% in 2000 when costs were affected by large in-licensing agreements.

Depreciation and amortisation charges, which are included in the individual cost categories, totalled DKK 315 million in 2001 against DKK 180 million in 2000. Most of the increase is attributable to amortisation on goodwill and other intangible assets acquired in 2001. Higher depreciation charges as a result of the growing investment level of recent years have also contributed to the increase.

Financial items
In 2001, the Groups net finance income amounted to DKK 79 million compared to net income of DKK 386 million in 2000. Of the net income of DKK 79 million, DKK 30 million was net interest income and market value adjustments of the bond holding. The market value adjustments were slightly positive in 2001.

Unrealised gains on other investments totalled net DKK 102 million against DKK 259 million in 2000. Lundbecks other investments at 31 December 2001 were mainly a shareholding in Cephalon, Inc. with a market value of DKK 635 million. The value adjustment for the year of the Cephalon shares amounted to DKK 128 million.

Net currency expenses relating to financial items amounted to DKK 54 million compared to an income of DKK 39 million in 2000.

Under the chosen hedging principle, income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to capital and reserves and on realisation of the hedged item transferred from capital and reserves for inclusion in the same item as the hedged item. Under the previous accounting policy deferred income and expenses were recorded in the balance sheet until realisation of the hedged item.

The profit from operations was affected by a net currency income of DKK 35 million compared to an expense of DKK 254 million in 2000.

Tax
The income tax expense totalled DKK 582 million against DKK 394 million in 2000. The effective tax rate was 30.5% against 28.3% in 2000. The increase in the effective tax rate is due primarily to a fall in non-taxable value adjustments in 2001 in relation to the previous year. The effective tax rate is generally affected by the fact that no deferred tax has been provided in respect of the value adjustment of other investments because they are expected to be realised without tax. As in 2000, Lundbeck had a net deferred tax asset in 2001 due to the prepayment of DKK 1,041 million from Forest.

The current tax charge for the year, including prior year adjustments, amounted to DKK 548 million, corresponding to an effective tax rate of 28.8%, while tax on items of capital and reserves corresponds to an effective tax rate of 1.4%.

Net profit for the year
In 2001, Lundbeck achieved its best-ever financial results.

Profit from operations went up by 82% to DKK 1,826 million. Profit before tax rose by 37% to DKK 1,905 million and profit after tax and minority interest improved by 33% to DKK 1,311 million.

Investments
Lundbecks total net investments amounted to DKK 2,045 million in 2001 against DKK 983 million in 2000. The increase is mainly due to the purchase of Byk Gulden Lomberg Chemische Fabrik GmbHs share of the jointly owned company Lundbeck GmbH & Co. as well as generally higher investments in

research and production capacity to support the continued growth in demand for existing products and planned launches of future products.

Investments in tangible and intangible assets, net, increased from DKK 937 million in 2000 to DKK 1,874 million in 2001.

In 1994, H. Lundbeck A/S made an agreement with Byk Gulden Lomberg Chemische Fabrik GmbH to establish the 50/50 owned company Lundbeck GmbH & Co. formerly Promonta Lundbeck Arzneimittel GmbH & Co. Lundbeck GmbH & Co. is marketing Lundbecks and Byk Guldens CNS products on the German market.

Due to Lundbecks desire to optimise the strategic and financial possibilities on the German market in connection with launches of new products, Lundbeck purchased Byk Guldens share of Lundbeck GmbH & Co. in 2001. The acquisition was announced on 1 February 2001 and took place on 1 March 2001.

The purchase of Byk Guldens share of Lundbeck GmbH & Co. was the largest single investment in 2001. The total investment of DKK 827 million including the acquisition of certain intellectual property rights from Byk Gulden was financed by drawing on the companys liquid funds. The excess value of purchase consideration over the fair value of assets and liabilities taken over at the time of acquisition, i.e. goodwill, has been calculated at DKK 571 million. The effect of the investment on the annual results will be DKK 29 million representing amortisation of goodwill and DKK 58 million representing amortisation of other intangible assets. Goodwill is written off over 20 years while other intangible assets are written off over a period of two to five years.

Byk Guldens share of the profit for the period from 1 January 2001 to 28 February 2001 is included in minority interest in the income statement.

In 2001, Lundbeck acquired an additional 18.08% of the shares in Lundbeck Pharmaceuticals, Italy S.p.A., bringing Lundbecks total ownership at year-end 2001 up to 96.37%. The total investment in Lundbeck Pharmaceuticals, Italy S.p.A. is now DKK 276 million including DKK 60 million invested in 2001. The excess value of purchase consideration over the fair value of assets and liabilities taken over at the time of acquisition, i.e. goodwill, has been calculated at DKK 199 million including DKK 33 million in 2001.

To ensure the necessary production capacity for the future demand for Cipralex® Lundbeck is completing construction of new production facilities for the chemical production of escitalopram at the companys factory in Seal Sands, England. Specifically the new factory is to produce the last intermediate and the finished active drug. The factory will increase the current production capacity for escitalopram by approx. 150%. The factory is a state-of-the-art facility, including, in addition to conventional chemical production facilities, a large-scale Simulated Moving Bed (SMB) unit. SMB is the core technology, which makes it possible to separate the two enantiomers of citalopram to produce pure escitalopram. The factory is expected to be taken into use in the second quarter of 2002.

In 2001, Lundbeck continued its investments in improvements and expansion of the research facilities. The construction of a new kilo lab in Lumsås was completed according to schedule, and the establishment of new toxicological research facilities was commenced. The facilities are expected to be taken

into use at year-end 2003.

In 2001 the company initiated the planning and implementation of a new SAP system, replacing existing systems, primarily in production and purchasing.

Financial investments, net, totalled DKK 140 million in 2001 against DKK 87 million in 2000. In 2001, Lundbeck made additional investments in Burill Biotechnology Capital Fund K/S, Cross Atlantic Partners, Nordic Biotech K/S and in Anthrogenesis Corp. The main objective of the investments was to participate in venture capital investments and to invest in business partners.

Financial assets

Other investments in Lundbecks balance sheet include strategic investments in venture companies and Danish and foreign business partners. The investments are carried at market price or estimated fair value. For details see Accounting policies.

Lundbecks other investments at 31 December 2001 mainly consist of a shareholding in Cephalon, Inc. with a market value of DKK 635 million. In June 1999, in connection with a strategic research and co-operation agreement on Parkinsons disease, Lundbeck acquired 1 million shares at USD 12 per share in Cephalon, equivalent to 3% of the share capital at that time. The shares in Cephalon are traded on the American NASDAQ exchange and the price at 31 December 2001 was USD 75.58 per share.

The market value or the estimated fair value of other investments exclusive of the shareholding in Cephalon was DKK 240 million, including the DKK 111 million investment in Burill Biotechnology Capital Fund K/S at 31 December 2001.

Cash flows

Lundbecks cash flows from operating activities were DKK 1,704 million in 2001 against DKK 1,153 million in 2000, primarily reflecting an increase in the profit from operations.

Lundbecks cash flows from investing activities amounted to DKK 2,045 million in 2001 against DKK -983 million in 2000. This result is mainly due to the purchase of Byk Guldens share of Lundbeck GmbH & Co. and a generally higher level of investment in the expansion of the companys research, development and production capacity. Adjusted for the purchase of Byk Guldens share of Lundbeck GmbH & Co. the effect of investing activities on the years cash flows was DKK -1,218 million.

As a result of increased net investments, the free cash flow dropped from DKK 170 million in 2000 to DKK -341 million in 2001.

Cash flows from financing activities amounted to DKK -119 million net, most of, which is paid dividend of DKK 197 million and an increase in interest-bearing debt of DKK 80 million.

Lundbecks interest-bearing net cash (the companys holding of cash and cash equivalents less interest-bearing debt) was DKK 875 million at year-end 2001 against DKK 1,427 million at year-end 2000. The fall in interest-bearing net cash in 2001 reflects the fact that the investments comprising the purchase of Byk Guldens share of the jointly owned company Lundbeck GmbH & Co.

and the expansion of the production facility in Seal Sands were financed by liquid funds. In addition to the interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.0 billion (DKK 1.4 billion in 2000).

Capital and reserves

At 1 January 2001, capital and reserves amounted to DKK 3,691 million after adjustment for the change in accounting policies in 2001. Capital and reserves increased to DKK 4,742 million in 2001.

The movements in capital and reserves are shown below:

Movements in capital and reserves	DKKm
Capital and reserves 31 December 2000	**3,757**
Adjustment at beginning of the year as a result of implementation of IAS 39:	
Treasury shares	-460
Obligation relating to share options and share price based plans	375
Gains on foreign currency hedging contracts not recognised as income	66
Tax thereon	-47
Capital and reserves 1 January 2001	**3,691**
Distribution of dividend for 2000	-197
Additions 2001 loss on hedging contracts	-6
Disposals 2001 gain on hedged transactions transferred to revenue and the balance sheet	-35
Proceeds from sale of treasury shares	**6**
Payments relating to share based plans	-56
Tax on the years items of capital and reserves	28
Net profit for the period	1,311
Capital and reserves 31 December 2001	**4,742**

As a result of the implementation of IAS 39, the provision relating to the share option plan and the share price based plan for employees in foreign companies as well as treasury shares at 1 January 2001 has been taken to capital and reserves. Also cash payments made and received for sales of shares and exercised options are now taken to capital and reserves. Unrealised gains/losses on currency hedging are taken to capital and reserves

until the hedged transactions are realised.

Of the net profit for the year the Supervisory Board recommends distribution of a dividend of DKK 1.14 per share, or DKK 263 million. Capital and reserves exclusive of the proposed dividend will amount to DKK 4,479 million after the distribution.

The return on equity was 30.9% in 2001 compared to 29.5% in 2000.

Accounting for income from Forest
Income from sales of citalopram and escitalopram to Forest amounted to DKK 1,916 million, or 25% of Lundbecks total revenue.

The invoiced price is agreed between Forest and Lundbeck at the beginning of each calendar year. The price is calculated on the basis of the expectations for the coming years development in the elements included in the royalty calculation agreed according to the agreement with Forest. These elements are: Forests net selling prices, quantities used in sold products, quantities used in samples, quantities wasted during processing, and the various dosage levels of the finished goods.

At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. Any differences between calculated and final prices are settled between Forest and Lundbeck.

According to the agreement with Forest, Lundbeck is guaranteed a minimum price. The guarantee means that in a situation of significant reduction of Forests net selling price, Lundbeck will be ensured a minimum level of revenue. It also means that, if the sale of Celexa® and Lexapro should be discontinued, Lundbeck will be ensured a minimum income from the materials and products that Forest might have in stock at such time.

Income from sales of citalopram and escitalopram to Forest is recognised as follows:

- Sales of both citalopram and escitalopram are invoiced at the agreed price but it is only the contractual minimum price that is recognised as income at the time of delivery.
- The difference between the invoiced price and the minimum price of Forests inventories is recorded in the balance sheet as prepayment.
- After the end of each quarter, the final contractual settling price is calculated. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

This means that the inventories of citalopram and escitalopram held by Forest are only included in Lundbecks revenue at the minimum price.

The difference between the invoiced price and the minimum price of Forests inventories was DKK 1,041 million at year-end 2001 compared to DKK 829 million at year-end 2000.

Lundbeck follows the movements in Forests inventories and its net selling price closely, continuously assessing the risk of the price adjustment clause becoming applicable, and repayment consequently required.

There is still not believed to be any risk that the price adjustment clause will be applied, and thus repayment required.

Incentive plans
In 1999, Lundbeck introduced a share option plan for the companys management and executives, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies.

Management share option plan:
At 31 December 2001, Lundbecks share option plan comprised 53 executives in Denmark and abroad.

The options are earned by one-third a year over a three-year period. The first portion could be exercised in August 2000. The right to exercise all the granted options expires in September 2004. The exercise price has been fixed at the initial offering price of the shares on 17 June 1999 (DKK 43.75 per share of DKK 5) plus a yield element of 10% per annum.

The company has authorisation to grant 2,000,000 options at DKK 5 each. On 31 December 2001, 1,960,700 options had been granted compared to 1,939,668 at 31 December 2000. In 2001, the number of options granted was 21,032 net. After 362,332 options had been exercised in 2001, corresponding to 33% of the exercisable number, there were 1,334,368 options outstanding at 31 December 2001. The Supervisory Board is not comprised by the share option plan.

In 1999, the company purchased 2,000,000 treasury shares at a total cost of DKK 87.5 million to secure and fulfil the share option plan. This holding included 1,657,368 shares at 31 December 2001. The companys holding of treasury shares was reduced by 78,632 shares in connection with the exercise of options.

Share price based plan for the employees of foreign companies:
In 1999, the employees of Lundbecks foreign companies were offered a share price based plan, which was a reflection of the Danish employee share plan. It was offered according to the same principles as those used for the offering of employee shares in Denmark. For employees employed by the Group throughout the period from 1 September 1999 to 3 January 2005, the plan will trigger an amount calculated as the difference between the special price, DKK 13.13 per share of DKK 5, of the employee shares issued in 1999 and the market price of the shares at 3 January 2005. The value of the plan at the time of subscription was equivalent to 669,200 shares exclusive of amounts added to cover the social security costs connected with the plan.

To cover the increase in the companys obligations and the associated social security costs connected with the share price based plan, the company purchased 740,000 treasury shares at a total cost of DKK 50.4 million in 1999.

As a result of the conditions relating to the plan, the value of the plan inclusive of the associated social security costs corresponded to 612,317 shares at 31 December 2001.

Accounting for incentive plans:
The obligation relating to the plans, calculated as the difference between the special price and the market price of the underlying shares, including amounts added to cover social security costs, is not recorded as a liability in the balance sheet.

The increase per share option in the estimated option obligation and the obligation relating to the foreign employee plan respectively corresponds to an increase of the holding of treasury shares at market price.

The obligation relating to the incentive plans totalled DKK 319 million at 31 December 2001 (DKK 375 million at 31 December 2000). This obligation will entitle the company to a tax deduction at the time of payment equivalent to DKK 55 million (DKK 51 million in 2000), which has not been capitalised at 31 December 2001.

The holding of treasury shares acquired to secure and fulfil the share option plan and to cover the increase in the companys obligations according to the foreign employee plan has been deducted from capital and reserves. The market value at 31 December 2001 was DKK 505 million (DKK 484 million at 31 December 2000). Deferred tax on shares expected to be disposed of within three years of ownership amounts to DKK 36.2 million. No provision has been made in respect of the amount.

New incentive plan in the Lundbeck Group
On 5 March 2002, the companys Supervisory Board decided to introduce an option based incentive plan, which initially will comprise approx. 1000 employees in the Lundbeck Group.

Aim:
The companys aim is that the option plan is to help retain and attract key employees. Further, the company wishes to motivate the employees to carry out future product launches with the greatest possible success.

The employees are to contribute added value of 10% p.a. before the options granted can be paid out with a profit.

Allocation:
The plan is an option plan in both Denmark and abroad. The plan will initially comprise approx. 1000 employees as follows:

	Supervisory Board	Manage-ment	Executives	Other employees
Options granted	0	71,000	260,000	2,100,000
Number of persons	0	2	24	1,014

Conditions:
The options will be granted at 5 March 2002 and be exercisable during the period from 1 September 2003 until 1 September 2004.

The options will be granted at the average market price during the first 10 trading days of 2002, calculated at the price of 207, plus 10% p.a. calculated from 5 March 2002. The exercise price will fluctuate between 238.66 and 262.59 depending on the time of exercise.

Market value:
The market value of the options granted has been calculated on the basis of the Black & Scholes formula and is based on a volatility of 40 for the Lundbeck share, a dividend rate of 0.5%, a risk-free interest rate of 4% and a period of 24 months on average. Based on these assumptions the market value has been calculated at just under DKK 53.00 per option, based on the share price of H. Lundbeck A/S at 4 March 2002.

The market value of the whole plan is equivalent to a value of DKK 129 million.

The plan is secured by means of an option contract for purchase of a corresponding number of shares.

Securing the plan:

The plan is secured by means of an option contract entered into with LFI A/S, which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

The option can be exercised during the period from 1 September 2003 1 April 2004 subject to specified terms and conditions during periods when the company has the right to acquire treasury shares.

The exercise price of the option is determined on the basis of a trade-weighted average share price for the period from 28 February to 1 March 2002 and from 4 March to 7 March 2002. 10% p.a. is added to the exercise price with effect from 5 March 2002 to the day of exercise.

The company pays an option premium of DKK 105 million to LFI A/S for the option contract entered into.The price has been fixed on the basis of a valuation made by an independent third party.

Employees
In 2001, the average number of full-time employees totalled 3,560, an increase of 558 compared to 2000. The increase in the number of employees reflects the strong expansion of Lundbecks sales force in most markets in Europe and in Canada and Australia as well as a general increase as a result of the expansion of the companys research, development and production capacity.

At the end of 2001, the number of full-time employees was 3,939 against 3,180 employees at the end of 2000.

Shareholders

Shareholders

LFI A/S, Vestagervej 17, 2900 Hellerup, which is wholly owned by the Lundbeck Foundation, is the only shareholder which owns more than 5% of the share capital.

Managing financial risks

In 2001, too, Lundbeck experienced a growing cash flow in USD and other non-European currencies. This development is expected to continue so that the Groups income statement and balance sheet will to a greater extent than previously be exposed to various financial risks.

The aim of Lundbecks financial management is to minimise these risks, including foreign currency and interest rate risks in particular.

Bond portfolio and money market deposits:
Lundbecks securities management strategy is designed to ensure the best possible return on the Groups cash, having regard to the prudent risk profile chosen by Lundbeck.

To minimise credit risks, Lundbeck invests exclusively in liquid Danish government and mortgage credit bonds. In addition, Lundbeck has only placed money market deposits with banks that have been approved according to the companys internal credit rating policy for banks.

The amount placed in Danish bonds in 2001 averaged DKK 429 million compared to DKK 679 million in 2000. The adjusted maturity of the holding was 1.7 years at 31 December 2001.

The average amount placed in money market deposits in 2001 was DKK 97 million, whereas the corresponding amount for 2000 was DKK 522 million.

The return on the bond portfolio and money market deposits was DKK 33 million in 2001, equal to a yield of 6.3% p.a. Lundbecks benchmark in 2001 was a bond portfolio with a maturity of three years. In 2001, the yield on the benchmark portfolio was 5.5% p.a.

The Groups interest rate risk on the bond portfolio was approx. DKK 9 million at 31 December 2001, if interest rates move up 1 percentage point. The interest rate exposure decreased from approx. DKK 36 million at the end of 2000, reflecting the reduction of the portfolio.

The companys cash and cash equivalents at 31 December 2001 were DKK 1,031 million against DKK 1,503 million at the end of 2000.

Borrowing portfolio:

Lundbeck has a variety of credit facilities and committed loan facilities which are reviewed continuously and which, in combination with the companys cash and cash equivalents and bond portfolio, constitute Lundbecks short-term financial resources.

In 2001, the Groups borrowings fluctuated as a result of the substantial investments in Byk Guldens share of Lundbeck GmbH & Co. and in the expansion of the production capacity in Seal Sands. In 2001, repo transactions were entered into in respect of the companys bond holding. Borrowings at the end of 2001 amounted to DKK 156 million compared to DKK 76 million at the end of 2000.

DKK 70 million at the end of 2000.

The nominal outstanding debt was DKK 155 million, and the market value of the loan at 31 December 2001 was DKK 156 million. The difference is recognised in the income statement.

In 2001, Lundbeck supplemented its guaranteed committed loan facilities with a non-terminable 364-day credit facility of DKK 500 million in addition to the existing committed mortgage loan facility of DKK 346 million, i.e. DKK 295 million for 20-year loans and DKK 51 million for 10-year loans, as well as an unsecured committed loan facility of DKK 750 million for a 9-year term, non-terminable by the lender.

Foreign currency risks:
The foreign currency management is handled centrally by the parent. The company aims to hedge the Groups anticipated cash flows for any future 12-month period.

Currency management focuses on risk minimisation and is carried out in conformity with the foreign currency policy approved by the Supervisory Board. The hedging consist partly of a fixed minimum hedge and partly of a variable part. The fixed part is hedged by forward contracts classified as hedging instruments and meeting the accounting criteria for hedging future cash flows. Changes in the fair value of these contracts are taken to capital and reserves as they arise and on realisation of the hedged cash flow transferred from capital and reserves for inclusion in the same item as the hedged cash flow.

The variable part, which is hedged partly by forward contracts and partly by option contracts, is used to hedge the remaining foreign currency risks in the short term. These contracts are not classified as hedging contracts, and changes in the fair value are recorded as financial items as they arise.

The companys USD income derives primarily from sales invoiced to Forest. According to the Groups accounting policies, the guaranteed minimum price is recognised as income at the time of invoicing, and the excess amount is recorded in the balance sheet as prepayment. The prepayment and any settlements of balances are recognised as income as Forest resells the products.

Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprises minimum price and settlements of balances are included in revenue when they are realised and recognised as income. Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprises prepayment are included in the balance sheet together with the prepayment and subsequently included in the income statement when the prepayment is recognised as income.

Due to the companys continuous hedging of net currency flows, a falling exchange rate will not affect the company in the short term. Conversely, the company will not benefit fully from a rising exchange rate in the short term, either.

At the end of 2001, approx. 90% of the Groups budgeted net currency flows for 2002 had been hedged by forward and option contracts, including the trading portion.

The foreign currency composition of the revenue of H. Lundbeck A/S and Danish subsidiaries continues to change. The companies cash inflows of USD and other non-European currencies totalled 55% in 2001.
In 2000, the corresponding rate was 53%. The exposure in USD has grown as a result of the continued success in the US market.

In 2001, the Lundbeck currency index, which reflects Lundbecks long-term competitive power, rose 3.8%. This gain is due primarily to USD. The currency index is calculated as the reciprocal DKK rate index, weighted with the expected revenue shares of Lundbecks subsidiaries and business partners. The index is rebalanced on an annual basis to reflect changes in the currency composition of the revenue.

Tentative dates for the release of announcements of results for 2002

5 March 2002	Announcement of results for the year ended 31 December 2001
9 April 2002	Annual General Meeting
7 May 2002	Interim report for the first quarter of 2002 (January - March)
20 August 2002	Interim report for the first half of 2002 (January - June)
4 November 2002	Interim report for the third quarter of 2002 (July - September)

Announcements 2002

No.	Date	Subject
61	20 February 2002	Memantine Ebixa® - approved for treatment of Alzheimers disease
60	18 February 2002	Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals
59	31 January 2002	Financial calendar 2002
58	7 January 2002	H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement
57	2 January 2002	Cipralex¨ approved in Switzerland

Yours sincerely
H. Lundbeck A/S

Arne V. Jensen
Chairman of the Supervisory Board

Erik Sprunk-Jansen
President & CEO

The forward-looking statements contained in this announcement are based on the management's current expectations concerning certain future events and results. These are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Further, some of the expectations are based upon assumptions about future events, which may turn out to be incorrect.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Companys revenue was DKK 7.7 billion and the number of employees approx. 4,000

Enclosure 1

Enclosure 2A

Enclosure 2B

Enclosure 3

Enclosure 4

◁ Releases

Memantine Ebixa® - approved for treatment of Alzheimers disease

Release number: 61 **Release date: 20-02-2002**

On the meeting of 20 February 2002 the Committee for Proprietary Medicinal Products (CPMP) recommended to the EU commission to approve memantine for the treatment of moderately severe to severe Alzheimers disease. Marketing authorisation covering the EU is expected late first half 2002, and Lundbeck will launch memantine under the brand name Ebixa® during the second half of 2002.

Ebixa® is the first in a new class of drugs for Alzheimers disease, NMDA receptor antagonists, demonstrating clinically significant efficacy in patients with moderately severe and severe Alzheimers disease. Ebixa® is expected to fulfil unmet needs within this group of patients - for whom no approved treatment has been available until now.

This is good news for the patients and their caregivers and I am convinced that many Alzheimer patients will benefit from this new drug, says Lundbecks head of R&D, Executive Vice President, Claus Braestrup. He continues saying for Lundbeck memantine represents a major milestone. We will now have an important innovative drug available within neurology, our new area of focus.

Alzheimers disease affects approximately 5 per cent of the population above 65 years and more than 20 per cent in the age group above 85. Currently less than 50 per cent of the people suffering from Alzheimer' disease are diagnosed correctly and of these only 10-30 per cent receive proper treatment. There are considerable variations between the countries.

Alzheimers disease is a neurodegenerative disease characterised by progressive cognitive impairment such as failing memory, reduced perception and language derangement, which ultimately leads to the patient not being able to look after himself. In later stages of the disease behavioural disturbances appear such as anxiety, confusion and anger.

Lundbeck has in-licensed memantine from Merz Pharma, a German research based pharmaceutical company. Lundbeck has acquired exclusive rights to a series of European markets as well as Canada, Australia and South Africa. Under a co-marketing agreement with Merz, Lundbeck has acquired semi-exclusive rights on the remaining markets worldwide exclusive of USA and Japan. Forest Laboratories, Inc holds the rights to the US market. For Japan memantine is under development by Merzs collaborating partner Suntory Ltd.

The content of this release will not influence the Lundbeck Group financial result for 2001, which will be presented on March 5, 2002, together with the companys financial expectations for the year 2002.

For further information please contact Hans Henrik Munch Jensen, CFO, tel

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

Merz Pharma is a privately owned German research based pharmaceutical company with head offices in Frankfurt and a therapeutic focus on Central Nervous System diseases. The company has a turnover of approximately EUR 335 million and a staff of over 1,700 employees. Further information is available at www.merz.de.

H. Lundbeck A/S (www.lundbeck.com) is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2000, the companys revenues were DKK 5.6 billion and the number of employees is approximately 3,700.

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Lundbeck ...ounces license agreement and equity investment in Warren Phar...naceuticals

Release date: 18-02-2002

Release...mber: 60

...has licensed certain rights to Warren Pharmaceuticals' ...rotective technology. Lundbeck and BankInvest ...ave each invested five million USD in Warren ...a privately held biotechnology company in Westchester

...S. Warren Institute began studying tissue- ...emopoietic cytokines in 1998. Through this work ...d tissue protective effects of a number of molecules ...the blood-brain barrier. Animal studies conducted to ...ntial utility of such derivatives in disease models of ...es, including brain and spine injury, Alzheimer's disease

...strup of Lundbeck expresses, We are impressed by Warrens ... achievements which opens a new avenue for the treatment of ...egenerative disorders.

...hony Cerami, Founder and Chairman of Warren notes, "The strength of ...rrens research and development team coupled with Lundbecks drug ...evelopment capabilities pave the way to efficient development and ...ommercialisation of novel drug therapies. The financial and strategic support of BankInvest gives us the opportunity to better develop the discoveries initially made at The Kenneth S. Warren Institute.

Jesper Zeuthen, Managing Director of BankInvest Biomedical Venture explains, "We scout numerous technologies in search of novel therapeutic modalities with the potential for value creation as effective therapies combating devastating illnesses. In Warren Pharmaceuticals scientific platform we have found such an attractive profile. As an investor in biotechnology we see a perfect fit between Warren and Lundbeck and are very pleased to be part of this project.

The content of this release will not influence the Lundbeck Group financial result for 2001, which will be presented on March 5, 2002, together with the companys financial expectations for the year 2002.

...ation please contact Hans Henrik Munch-Jensen, CFO, tel ...660 or Steen Juul Jensen, Director of Corporate ...tions, tel +45 36 30 13 11, ext. 3006.

...Wuerth, President and CEO, te...

Lundbeck announces license agreement and equity investment in Warren Pharmaceuticals

Release number: 60 **Release date: 18-02-2002**

H. Lundbeck A/S has licensed certain rights to Warren Pharmaceuticals' proprietary tissue protective technology. Lundbeck and BankInvest Biomedical Venture have each invested five million USD in Warren Pharmaceuticals, Inc., a privately held biotechnology company in Westchester County, New York.

Investigators at The Kenneth S. Warren Institute began studying tissue-specific activities of certain hemopoietic cytokines in 1998. Through this work they uncovered unexpected tissue protective effects of a number of molecules and their ability to cross the blood-brain barrier. Animal studies conducted to date support the potential utility of such derivatives in disease models of neurological diseases, including brain and spine injury, Alzheimer's disease and others.

Claus Braestrup of Lundbeck expresses, We are impressed by Warrens scientific achievements which opens a new avenue for the treatment of neurodegenerative disorders.

Anthony Cerami, Founder and Chairman of Warren notes, "The strength of Warrens research and development team coupled with Lundbecks drug development capabilities pave the way to efficient development and commercialisation of novel drug therapies. The financial and strategic support of BankInvest gives us the opportunity to better develop the discoveries initially made at The Kenneth S. Warren Institute.

Jesper Zeuthen, Managing Director of BankInvest Biomedical Venture explains, "We scout numerous technologies in search of novel therapeutic modalities with the potential for value creation as effective therapies combating devastating illnesses. In Warren Pharmaceuticals scientific platform we have found such an attractive profile. As an investor in biotechnology we see a perfect fit between Warren and Lundbeck and are very pleased to be part of this project.

The content of this release will not influence the Lundbeck Group financial result for 2001, which will be presented on March 5, 2002, together with the companys financial expectations for the year 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

For Warren Pharmaceuticals, Inc.: Jean-Paul Wuerth, President and CEO, tel. 914 762 7586, wuerth@warrenpharma.com

914.762.7586, wuerth@warrenpharma.com.

For BankInvest Biomedical Venture: Jesper Zeuthen, tel. +45 20 61 31 46, jz@bankinvest.dk.

Warren Pharmaceuticals, Inc. (www.warrenpharmaceuticals.com) is a biotechnology company incorporated in 2001 in order to develop and commercialise technologies discovered by scientists at The Kenneth S. Warren Institute.

BankInvest Biomedical Venture (www.biventure.com) is part of the BankInvest Group, which is the leading independent Nordic asset manager of mutual funds, venture capital and discretionary mandates for institutional clients. Based on an active investment process, focused on trends that shape the future, we add value to our investors through extensive research, company visits and the use of industrial specialists.

H. Lundbeck A/S (www.lundbeck.com) is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2000, the companys revenues were DKK 5.6 billion and the number of employees is approximately 3,700.

◁ Releases

Financial calendar 2002

Release number: 59 **Release date: 31-01-2002**

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

5 March 2002
Annual report (for the year ended 31 December 2001)

9 April 2002
Annual General Meeting

7 May 2002
Interim report for the first quarter of 2002 (January - March)

20 August 2002
Interim report for the first half of 2002 (January June)

4 November 2002
Interim report for the third quarter of 2002 (July September)

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

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H. Lundbeck A/S and Recordati S.p.A. enter into co-marketing agreement

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Release number: 58 **Release date: 07-01-2002**

Lundbeck and Recordati have entered into a co-marketing agreement covering the sale and marketing of escitalopram in Italy.

Since 1995, Lundbeck and Recordati have successfully co-marketed citalopram under the brand names Seropram®/Elopram® in Italy.

Escitalopram, which is a successor of citalopram, a worldwide used drug with proven efficacy and excellent tolerability, is expected to be launched later this year in Italy. Escitalopram belongs to the class of antidepressants, the Selective Serotonin Reuptake Inhibitors (SSRI's), indicated for the treatment of depression and panic disorders.

The market in Italy for the class of antidepressants that includes escitalopram is estimated to be of around Euro 238 million and continues to grow.

The content of this release will not influence the Lundbeck Group s financial result for 2001, which will be presented on March 5, 2002. In this connection the Company will present its financial expectations for year 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

Recordati, established in 1926, is a European pharmaceutical group, listed on the Italian Stock Exchange, dedicated to the research, development, manufacturing and marketing of pharmaceuticals and pharmaceutical chemicals, with headquarters in Milan, Italy and operating subsidiaries in France, Portugal, Spain, Switzerland and the United States.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2000, the Company s revenue was DKK 5.6 billion and the numbers of employees are approx. 3,700 people.

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> Depression - F
story

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Cipralex approved in Switzerland

Release number: 57 **Release date: 02-01-2002**

H. Lundbeck A/S hereby informs that the Swiss health authorities have approved Cipralex for the treatment of depression.

Lundbeck expects to launch sales of Cipralex™ in Switzerland during the second quarter of 2002.

"It is very satisfying that Cipralex™ now has been approved also in Switzerland where Lundbeck for many years has held a very strong market position. I am certain that Lundbeck with the coming introduction of Cipralex™ will have a strong position on the Swiss market also in the future", says Lundbeck's President & CEO Erik Sprunk-Jansen.

The content of this release will not influence the Lundbeck Group's financial result for 2001, which will be presented on March 5, 2002. In this connection the Company will present its financial expectations for year 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2000, the Company's revenue was DKK 5.6 billion and the numbers of employees are approx. 3,700 people.

◁ Releases

Read also
> Depression - H
story

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Cipralex approved in Switzerland

Release number: 57 **Release date: 02-01-2002**

H. Lundbeck A/S hereby informs that the Swiss health authorities have approved Cipralex for the treatment of depression.

Lundbeck expects to launch sales of Cipralex™ in Switzerland during the second quarter of 2002.

"It is very satisfying that Cipralex™ now has been approved also in Switzerland where Lundbeck for many years has held a very strong market position. I am certain that Lundbeck with the coming introduction of Cipralex™ will have a strong position on the Swiss market also in the future", says Lundbeck's President & CEO Erik Sprunk-Jansen.

The content of this release will not influence the Lundbeck Group's financial result for 2001, which will be presented on March 5, 2002. In this connection the Company will present its financial expectations for year 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2000, the Company's revenue was DKK 5.6 billion and the numbers of employees are approx. 3,700 people.

◁ Releases

Cipralex approved for depression and panic disorder

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Release number: 56 **Release date: 10-12-2001**

H. Lundbeck A/S hereby informs that the Swedish health authority (Lägemiddelvärket) has approved Cipralex for the treatment of the diseases depression and panic disorder.

Lundbeck will initiate the mutual recognition procedure on the basis of the Swedish approval. Thus the company still expects to launch Cipralex on the European market during the first half of 2002.

I am very pleased with the Swedish approval and I am now looking forward to having Cipralex approved in the rest of Europe, says Lundbecks President & CEO, Erik Sprunk-Jansen, and continues:

The Swedish approval is the culmination of many years of intensive work, and I would therefore like to take this opportunity to thank all employees for their great contribution. Thanks to their efforts Lundbeck can yet again launch a drug, which in every way supports our goal of being one of the leading companies within the development of new and innovative drugs for the treatment of central nervous system disorders.

Provided that no agreements concerning alliances, in-licensing, purchases of technology or acquisitions, which may affect the profit from operations, are made before the end of the year, the Company maintains its growth expectations for 2001, as most recently announced in connection with the publication of the interim report on 6 November 2001.

Revenue is still expected to grow by more than 35% compared with 2000 and profit from operations is still expected to increase by approx. 80% compared with 2000.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 2660 or Steen Juul Jensen, Director of Corporate Communication & Investor Relations, tel +45 36 30 13 11, ext. 3006.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2000, the Companys revenue was DKK 5.6 billion and the numbers of employees are approx. 3,700 people.

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